Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF QUARTERLY AND HALF YEARLY CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2025 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the financial results of the subsidiaries as given in the Annexure to this report;
(ii)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and
(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2025.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and half year ended September 30, 2025 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and six months ended September 30, 2025. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and half year ended September 30, 2025

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and half year ended September 30, 2025, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the LODR Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No. 060408)
Date: October 16, 2025	UDIN: 25060408BMOCJN7318

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (liquidated effective November 14, 2024)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania) (Renamed as Infosys Romania SRL)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina)
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc, merged into Infosys Nova Holdings LLC with effect from January 01, 2025
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US), merged into Infosys Nova Holdings LLC with effect from January 01, 2025
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc., merged into Infosys Nova Holdings LLC with effect from January 01, 2025
62.	Kaleidoscope Animations, Inc., merged into Infosys Nova Holdings LLC with effect from January 01, 2025
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (wholly owned subsidiary of Infosys Singapore Pte Limited merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective from September 24, 2025)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei)
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
104.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
105.	in-tech Holding GmbH (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024 merged into in-tech GmbH with effect from January 01, 2025.
106.	in-tech GmbH (Subsidiary of in-tech Holding GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
107.	in-tech Automotive Engineering SL (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
108.	ProIT (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
109.	in-tech Automotive Engineering de R.L. de C.V (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective May 07, 2025)
110.	drivetech Fahrversuch GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
111.	Friedrich Wagner Holding Inc (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
112.	in-tech Automotive Engineering LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
113.	in-tech Services LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
114.	Friedrich & Wagner Asia Pacific GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) merged into in-tech GmbH with effect from January 01, 2025.
115.	in-tech engineering s.r.o (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
116.	in-tech engineering GmbH (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
117.	in-tech engineering services S.R.L (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
118.	in-tech Group Ltd (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
119.	in-tech Group India Private Limited (Subsidiary of in-tech Group Ltd) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024). On September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
120.	In-tech Automotive Engineering Shenyang Co. (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
121.	In-tech Automotive Engineering Bejing Co., Ltd (Subsidiary of In-tech Automotive Engineering Shenyang Co.) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
122.	Infosys Employees Welfare Trust
123.	Infosys Employee Benefits Trust
124.	Infosys Science Foundation
125.	Infosys Expanded Stock Ownership Trust
126.	Infosys Germany SE (formerly known as Blitz 24-893 SE) acquired by Infosys Singapore Pte Ltd on October 17, 2024
127.	Infosys Limited SPC, a Wholly-owned subsidiary of Infosys Limited was incorporated on December 12, 2024.
128.	Infosys BPM Netherlands B.V., a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on March 20, 2025.
129.	Infosys Energy Consulting Services LLC, a Wholly-owned subsidiary of Infosys Nova Holding LLC was incorporated on April 16, 2025.
130.	Infosys Saudi Arabia LLC, a Wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.
131.	Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.
132.	MRE Consulting Ltd (acquired by Infosys Nova Holding LLC (a Wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly owned subsidiary of Infosys Nova Holding LLC) with 1.79% partnership interest on April 30, 2025.
133.	MRE Technology Services LLC (a Wholly-owned subsidiary of MRE Consulting Ltd) (acquired by Infosys Nova Holding LLC (a Wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly owned subsidiary of Infosys Nova Holding LLC) with 1.79% partnership interest on April 30, 2025.
134.	The Missing Link Automation Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
135.	The Missing Link Network Integration Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
136.	The Missing Link Security Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
137.	The Missing Link Security Ltd (a Wholly-owned subsidiary of The Missing Link Security Pty Ltd) (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
138.	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025.

INDEPENDENT Auditor’s Report ON THE AUDIT OF QUARTERLY AND HALF YEARLY STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and half year ended September 30, 2025 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and
(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the quarter and half year ended September 30, 2025.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and half year ended September 30, 2025 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and six months ended September 30, 2025. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and half year ended September 30, 2025 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and half year ended September 30, 2025

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No. 060408)
Date: October 16, 2025	UDIN: 25060408BMOCJP1286

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	44,490	42,279	40,986	86,769	80,300	162,990
Other income, net	982	1,042	712	2,024	1,551	3,600
Total Income	45,472	43,321	41,698	88,793	81,851	166,590
Expenses
Employee benefit expenses	23,438	22,847	21,564	46,284	42,498	85,950
Cost of technical sub-contractors	3,879	3,497	3,190	7,376	6,359	12,937
Travel expenses	539	516	458	1,055	936	1,894
Cost of software packages and others	4,025	3,746	3,949	7,771	7,404	15,911
Communication expenses	160	144	169	303	316	620
Consultancy and professional charges	480	464	451	943	895	1,655
Depreciation and amortisation expenses	1,182	1,140	1,160	2,323	2,310	4,812
Finance cost	106	105	108	211	214	416
Other expenses	1,434	1,122	1,396	2,557	2,645	4,787
Total expenses	35,243	33,581	32,445	68,823	63,577	128,982
Profit before tax	10,229	9,740	9,253	19,970	18,274	37,608
Tax expense:
Current tax	3,178	3,053	3,146	6,232	6,144	12,130
Deferred tax	(324)	(237)	(409)	(562)	(760)	(1,272)
Profit for the period	7,375	6,924	6,516	14,300	12,890	26,750
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(38)	(70)	78	(108)	98	(92)
Equity instruments through other comprehensive income, net	(8)	35	(9)	27	5	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	-	6	(21)	6	(24)	(24)
Exchange differences on translation of foreign operations	862	1,019	560	1,881	456	357
Fair value changes on investments, net	(34)	123	86	89	126	199
Total other comprehensive income/(loss), net of tax	782	1,113	694	1,895	661	459
Total comprehensive income for the period	8,157	8,037	7,210	16,195	13,551	27,209
Profit attributable to:
Owners of the company	7,364	6,921	6,506	14,285	12,874	26,713
Non-controlling interests	11	3	10	15	16	37
	7,375	6,924	6,516	14,300	12,890	26,750
Total comprehensive income attributable to:
Owners of the company	8,140	8,024	7,190	16,165	13,527	27,167
Non-controlling interests	17	13	20	30	24	42
	8,157	8,037	7,210	16,195	13,551	27,209

Paid up share capital (par value 5/- each, fully paid)	2,074	2,074	2,072	2,074	2,072	2,073
Other equity *#	93,745	93,745	86,045	93,745	86,045	93,745
Earnings per equity share (par value 5/- each)**
Basic (in per share)	17.76	16.70	15.71	34.47	31.09	64.50
Diluted (in per share)	17.74	16.68	15.68	34.41	31.02	64.34

*	Balances for the quarter and half year ended September 30, 2025 and quarter ended June 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter and half year ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2025, quarter ended June 30, 2025 and quarter and half year ended September 30, 2024.
#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2025 have been taken on record by the Board of Directors at its meeting held on October 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 109,893 Restricted Stock Units (RSUs) under the 2015 Stock Incentive Compensation Plan (2015 Plan) to eligible employees.

-	Grant of Performance Based Stock incentives (PSUs) to eligible employees under the Expanded Stock Ownership Program 2019 (2019 Plan) covering the Company’s Equity Shares having a market value of 44.20 lakh as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading on November 1, 2025

The grants made under the 2015 Plan would vest equally over a period of three to four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2025 and the exercise price will be equal to the par value of the share.

c) Proposed acquisition

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately 1,335 crore), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

d) Proposed Buyback

The Board, at its meeting on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore, subject to shareholders' approval by way of Postal Ballot. The Buyback offer if approved by shareholders would comprise a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity Share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity Shares) of the Company as on the Record Date (to be determined by the Board/ Buyback Committee) on a proportionate basis through the "Tender offer" route. The Company has sent out a notice to its shareholders as of September 26, 2025 seeking the approval of the shareholders through Postal Ballot. The voting for this Postal Ballot is expected to end on November 4, 2025.

2. Information on dividends for the quarter and half year ended September 30, 2025

The Board of Directors declared an interim dividend of 23/- per equity share. The record date for the payment is October 27, 2025.The interim dividend will be paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	23.00	–	21.00	23.00	21.00	21.00
Final dividend	–	–	–	–	–	22.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2025	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	11,596	11,778
Right of use assets	6,390	6,311
Capital work-in-progress	1,124	814
Goodwill	11,502	10,106
Other Intangible assets	3,168	2,766
Financial assets
Investments	10,879	11,059
Loans	9	16
Other financial assets	3,769	3,511
Deferred tax assets (net)	1,526	1,108
Income tax assets (net)	2,006	1,622
Other non-current assets	2,644	2,713
Total non-current assets	54,613	51,804
Current assets
Financial assets
Investments	12,606	12,482
Trade receivables	33,968	31,158
Cash and cash equivalents	31,832	24,455
Loans	243	249
Other financial assets	14,927	13,840
Income tax assets (net)	26	2,975
Other current assets	12,165	11,940
Total current assets	105,767	97,099
Total Assets	160,380	148,903
EQUITY AND LIABILITIES
Equity
Equity share capital	2,074	2,073
Other equity	101,256	93,745
Total equity attributable to equity holders of the Company	103,330	95,818
Non-controlling interests	414	385
Total equity	103,744	96,203
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	5,983	5,772
Other financial liabilities	2,320	2,141
Deferred tax liabilities (net)	1,688	1,722
Other non-current liabilities	247	215
Total non-current liabilities	10,238	9,850
Current liabilities
Financial liabilities
Lease liabilities	2,772	2,455
Trade payables	3,839	4,164
Other financial liabilities	20,074	18,138
Other Current Liabilities	12,488	11,765
Provisions	1,632	1,475
Income tax liabilities (net)	5,593	4,853
Total current liabilities	46,398	42,850
Total equity and liabilities	160,380	148,903

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2025 and March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2025	2024
Cash flow from operating activities
Profit for the period	14,300	12,890
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	5,670	5,384
Depreciation and amortization	2,323	2,310
Interest and dividend income	(1,554)	(1,257)
Finance cost	211	214
Impairment loss recognized / (reversed) under expected credit loss model	34	95
Exchange differences on translation of assets and liabilities, net	573	(298)
Stock compensation expense	471	420
Provision for post sale client support	(97)	26
Other adjustments	658	876
Changes in assets and liabilities
Trade receivables and unbilled revenue	(4,395)	(2,735)
Loans, other financial assets and other assets	(175)	(233)
Trade payables	(451)	(147)
Other financial liabilities, other liabilities and provisions	2,939	1,078
Cash generated from operations	20,507	18,623
Income taxes (paid) / received	(2,996)	(2,165)
Net cash generated by operating activities	17,511	16,458
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,352)	(968)
Deposits placed with corporation	(683)	(579)
Redemption of deposits placed with corporation	392	357
Interest and dividend received	1,613	1,217
Payment towards acquisition of business, net of cash acquired	(637)	(3,155)
Payment of contingent consideration pertaining to acquisition of business	(13)	–
Other receipts	14	5
Payments to acquire Investments
Tax free bonds and government bonds	(21)	(2)
Liquid mutual fund units	(36,091)	(33,517)
Certificates of deposit	(7,149)	(1,885)
Commercial Papers	(2,686)	(2,227)
Non-convertible debentures	(2,639)	(1,051)
Government securities	(531)	–
Other Investments	(22)	(17)
Proceeds on sale of Investments
Tax free bonds and government bonds	1,284	–
Liquid mutual fund units	32,967	34,012
Certificates of deposit	5,857	3,970
Commercial Papers	4,675	7,135
Non-convertible debentures	1,625	1,030
Government securities	3,265	200
Net cash generated / (used in) from investing activities	(132)	4,525
Cash flows from financing activities:
Payment of lease liabilities	(1,382)	(1,190)
Payment of dividends	(9,122)	(11,592)
Loan repayment of in-tech Holding GmbH	–	(985)
Payment of dividend to non-controlling interest of subsidiary	(3)	(2)
Shares issued on exercise of employee stock options	1	3
Other payments	(181)	(265)
Net cash used in financing activities	(10,687)	(14,031)
Net increase / (decrease) in cash and cash equivalents	6,692	6,952
Effect of exchange rate changes on cash and cash equivalents	685	61
Cash and cash equivalents at the beginning of the period	24,455	14,786
Cash and cash equivalents at the end of the period	31,832	21,799
Supplementary information:
Restricted cash balance	410	407

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2025 and September 30, 2024 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue by business segment
Financial Services (1)	12,320	11,796	11,156	24,116	21,971	45,175
Manufacturing	7,347	6,804	6,424	14,151	12,201	25,207
Energy, Utilities, Resources and Services	5,945	5,742	5,546	11,687	10,767	21,710
Retail (2)	5,639	5,651	5,446	11,290	10,873	22,059
Communication (3)	5,397	5,097	4,879	10,494	9,622	19,108
Hi-Tech	3,703	3,296	3,266	6,999	6,414	13,090
Life Sciences (4)	2,863	2,745	3,004	5,607	5,871	11,831
All other segments (5)	1,276	1,148	1,265	2,425	2,581	4,810
Total	44,490	42,279	40,986	86,769	80,300	162,990
Less: Inter-segment revenue	-	-	-	-	-	-
Net revenue from operations	44,490	42,279	40,986	86,769	80,300	162,990
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	3,059	2,973	2,860	6,032	5,472	11,099
Manufacturing	1,752	1,416	1,297	3,169	2,303	4,856
Energy, Utilities , Resources and Services	1,506	1,437	1,435	2,943	2,992	6,097
Retail (2)	1,720	1,691	1,768	3,411	3,519	7,133
Communication (3)	1,017	880	892	1,897	1,688	3,341
Hi-Tech	763	768	794	1,532	1,608	3,220
Life Sciences (4)	534	554	614	1,087	1,226	2,663
All other segments (5)	184	224	149	409	439	827
Total	10,535	9,943	9,809	20,480	19,247	39,236
Less: Other Unallocable expenditure	1,182	1,140	1,160	2,323	2,310	4,812
Add: Unallocable other income	982	1,042	712	2,024	1,551	3,600
Less: Finance cost	106	105	108	211	214	416
Profit before tax and non-controlling interests	10,229	9,740	9,253	19,970	18,274	37,608

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Revenue from operations	36,907	35,275	34,257	72,182	67,540	136,592
Profit before tax	10,469	8,660	9,407	19,130	17,535	35,441
Profit for the period	7,759	6,114	6,813	13,874	12,581	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 16, 2025	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2025, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	5,076	4,941	4,894	10,018	9,608	19,277
Cost of sales	3,516	3,416	3,400	6,933	6,659	13,405
Gross profit	1,560	1,525	1,494	3,085	2,949	5,872
Operating expenses	495	497	461	992	923	1,801
Operating profit	1,065	1,028	1,033	2,093	2,026	4,071
Other income, net	112	122	85	234	186	425
Finance cost	12	12	13	24	26	49
Profit before income taxes	1,165	1,138	1,105	2,303	2,186	4,447
Income tax expense	325	329	327	654	644	1,285
Net profit	840	809	778	1,649	1,542	3,162
Earnings per equity share *
Basic	0.20	0.20	0.19	0.40	0.37	0.76
Diluted	0.20	0.19	0.19	0.40	0.37	0.76
Total assets	18,064	17,447	16,928	18,064	16,928	17,419
Cash and cash equivalents and current investments	5,005	4,089	3,488	5,005	3,488	4,321
*	EPS is not annualized for the quarter and half year ended September 30, 2025, quarter ended June 30, 2025 and quarter and half year ended September 30, 2024.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	36,907	35,275	34,257	72,182	67,540	136,592
Other income, net	2,268	882	1,737	3,151	2,458	4,782
Total income	39,175	36,157	35,994	75,333	69,998	141,374
Expenses
Employee benefit expenses	18,074	17,673	16,864	35,746	33,359	67,466
Cost of technical sub-contractors	5,613	5,208	4,751	10,821	9,583	19,353
Travel expenses	422	392	354	814	725	1,467
Cost of software packages and others	2,294	2,217	2,380	4,511	4,497	9,617
Communication expenses	113	99	125	212	229	448
Consultancy and professional charges	449	392	299	841	565	1,245
Depreciation and amortisation expense	595	613	670	1,209	1,368	2,619
Finance cost	52	55	61	108	120	221
Other expenses	1,094	848	1,083	1,941	2,017	3,497
Total expenses	28,706	27,497	26,587	56,203	52,463	105,933
Profit before tax	10,469	8,660	9,407	19,130	17,535	35,441
Tax expense:
Current tax	2,991	2,761	2,956	5,752	5,643	10,836
Deferred tax	(281)	(215)	(362)	(496)	(689)	(963)
Profit for the period	7,759	6,114	6,813	13,874	12,581	25,568
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(38)	(61)	81	(99)	100	(81)
Equity instruments through other comprehensive income, net	(8)	35	(9)	27	5	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	–	6	(21)	6	(24)	(24)
Fair value changes on investments, net	(34)	122	83	88	119	191

Total other comprehensive income/ (loss), net of tax	(80)	102	134	22	200	105

Total comprehensive income for the period	7,679	6,216	6,947	13,896	12,781	25,673

Paid-up share capital (par value 5/- each fully paid)	2,077	2,077	2,076	2,077	2,076	2,076
Other Equity*	85,256	85,256	79,101	85,256	79,101	85,256
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	18.68	14.72	16.41	33.40	30.30	61.58
Diluted (in per share)	18.66	14.70	16.38	33.36	30.25	61.46

*	Balances for the quarter and half year ended September 30, 2025 and quarter ended June 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter and half year ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter and half year ended September 30, 2025, quarter ended June 30, 2025 and quarter and half year ended September 30, 2024.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter and half year ended September 30, 2025 have been taken on record by the Board of Directors at its meeting held on October 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 109,893 Restricted Stock Units (RSUs) under the 2015 Stock Incentive Compensation Plan (2015 Plan) to eligible employees.

-	Grant of Performance Based Stock incentives (PSUs) to eligible employees under the Expanded Stock Ownership Program 2019 (2019 Plan) covering the Company’s Equity Shares having a market value of 44.20 lakh as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading on November 1, 2025

The grants made under the 2015 Plan would vest equally over a period of three to four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2025 and the exercise price will be equal to the par value of the share.

c) Proposed Buyback

The Board, at its meeting on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore, subject to shareholders' approval by way of Postal Ballot. The Buyback offer if approved by shareholders would comprise a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity Share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity Shares) of the Company as on the Record Date (to be determined by the Board/ Buyback Committee) on a proportionate basis through the "Tender offer" route. The Company has sent out a notice to its shareholders as of September 26, 2025 seeking the approval of the shareholders through Postal Ballot. The voting for this Postal Ballot is expected to end on November 4, 2025.

2. Information on dividends for the quarter and half year ended September 30, 2025

The Board of Directors declared an interim dividend of 23/- per equity share. The record date for the payment is October 27, 2025. The interim dividend will be paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2025	2025	2024	2025	2024	2025
Dividend per share (par value 5/- each)
Interim dividend	23.00	–	21.00	23.00	21.00	21.00
Final dividend	–	–	–	–	–	22.00

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2025	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	9,828	10,070
Right of use assets	3,137	3,078
Capital work-in-progress	1,089	778
Goodwill	211	211
Other intangible assets	–	–
Financial assets
Investments	28,029	27,371
Loans	9	26
Other financial assets	2,525	2,350
Deferred tax assets (net)	816	497
Income tax assets (net)	1,485	1,164
Other non-current assets	2,118	2,223
Total non-current assets	49,247	47,768
Current assets
Financial assets
Investments	10,944	11,147
Trade receivables	29,215	26,413
Cash and cash equivalents	20,409	14,265
Loans	192	207
Other financial assets	13,647	12,569
Income tax assets (net)	–	2,949
Other current assets	9,863	9,618
Total current assets	84,270	77,168
Total assets	133,517	124,936
EQUITY AND LIABILITIES
Equity
Equity share capital	2,077	2,076
Other equity	90,481	85,256
Total equity	92,558	87,332
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,950	2,694
Other financial liabilities	2,008	1,991
Deferred tax liabilities (net)	914	1,062
Other non-current liabilities	153	95
Total non - current liabilities	6,025	5,842
Current liabilities
Financial liabilities
Lease liabilities	849	765
Trade payables
Total outstanding dues of micro enterprises and small enterprises	4	8
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,808	2,720
Other financial liabilities	15,346	14,101
Other current liabilities	9,819	9,159
Provisions	1,121	993
Income tax liabilities (net)	4,987	4,016
Total current liabilities	34,934	31,762
Total equity and liabilities	133,517	124,936

The disclosure is an extract of the audited Balance Sheet as at September 30, 2025 and March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2025	2024
Cash flow from operating activities:
Profit for the period	13,874	12,581
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	1,209	1,368
Income tax expense	5,256	4,954
Impairment loss recognized / (reversed) under expected credit loss model	64	67
Finance cost	108	120
Interest and dividend income	(2,702)	(2,196)
Stock compensation expense	419	370
Provision for post sale client support	(103)	19
Exchange differences on translation of assets and liabilities, net	324	53
Other adjustments	370	(75)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(4,047)	(3,047)
Loans, other financial assets and other assets	(438)	(568)
Trade payables	84	328
Other financial liabilities, other liabilities and provisions	2,191	1,688
Cash generated from operations	16,609	15,662
Income taxes (paid) / received	(2,145)	(1,703)
Net cash generated by operating activities	14,464	13,959
Cash flow from investing activities:
Expenditure on property, plant and equipment	(1,108)	(651)
Deposits placed with corporation	(515)	(467)
Redemption of deposits placed with corporation	313	284
Interest and dividend received	1,324	1,014
Dividend received from subsidiary	1,398	1,123
Loan given to subsidiaries	-	(10)
Loan repaid by subsidiaries	10	-
Payment of contingent consideration pertaining to acquisition of business	(13)	-
Investment in subsidiaries	(785)	(4,348)
Payment towards acquisition	-	(181)
Receipt towards business transfer for entities under common control	-	1
Payments to acquire investments
Liquid mutual fund units	(32,639)	(30,198)
Commercial papers	(2,331)	(2,077)
Certificates of deposit	(6,457)	(1,811)
Government Securities	(531)	-
Non-convertible debentures	(2,360)	(1,051)
Other investments	(1)	(1)
Proceeds on sale of investments
Liquid mutual fund units	29,792	30,707
Commercial papers	4,300	6,660
Certificates of deposit	5,207	3,845
Non-convertible debentures	1,360	890
Government Securities	3,165	200
Tax free bonds and government bonds	1,269	-
Net cash (used in) / from investing activities	1,398	3,929
Cash flow from financing activities:
Payment of lease liabilities	(445)	(461)
Shares issued on exercise of employee stock options	1	3
Other payments	(93)	(75)
Payment of dividends	(9,142)	(11,620)
Net cash used in financing activities	(9,679)	(12,153)
Net increase / (decrease) in cash and cash equivalents	6,183	5,735
Effect of exchange rate changes on cash and cash equivalents	(39)	(9)
Cash and cash equivalents at the beginning of the period	14,265	8,191
Cash and cash equivalents at the end of the period	20,409	13,917
Supplementary information:
Restricted cash balance	56	61

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2025 and September 30, 2024 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2025.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 16, 2025	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2025	2025	2024
Revenue from operations	44,490	86,769	40,986
Profit before tax	10,229	19,970	9,253
Profit for the period	7,375	14,300	6,516
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	8,157	16,195	7,210
Profit attributable to:
Owners of the company	7,364	14,285	6,506
Non-controlling interests	11	15	10
	7,375	14,300	6,516
Total comprehensive income attributable to:
Owners of the company	8,140	16,165	7,190
Non-controlling interest	17	30	20
	8,157	16,195	7,210
Paid-up share capital (par value 5/- each fully paid)	2,074	2,074	2,072
Other equity *#	93,745	93,745	86,045
Earnings per share (par value 5/- each)**
Basic (in per share)	17.76	34.47	15.71
Diluted (in per share)	17.74	34.41	15.68

*	Balances for the quarter and half year ended September 30, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 and balances for the quarter ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter and half year ended September 30, 2025 and quarter ended September 30, 2024

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2025 have been taken on record by the Board of Directors at its meeting held on October 16, 2025. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 16, 2025, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 109,893 Restricted Stock Units (RSUs) under the 2015 Stock Incentive Compensation Plan (2015 Plan) to eligible employees.

-	Grant of Performance Based Stock incentives (PSUs) to eligible employees under the Expanded Stock Ownership Program 2019 (2019 Plan) covering the Company’s Equity Shares having a market value of 44.20 lakh as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading on November 1, 2025

The grants made under the 2015 Plan would vest equally over a period of three to four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2025 and the exercise price will be equal to the par value of the share.

c) Proposed acquisition

On August 13, 2025, Infosys Singapore Pte. Ltd., a wholly owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 75% of the equity share capital in Telstra Purple Pty Ltd, including some of its subsidiaries (together known as Versent Group), Australia’s leading Digital Transformation Solutions provider for a consideration including earn-outs and deferred consideration amounting up to AUD 233 million (approximately 1,335 crore), excluding retention bonus and management incentives, subject to regulatory approvals and customary closing adjustments.

d) Proposed Buyback

The Board, at its meeting on September 11, 2025, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount of 18,000 crore, subject to shareholders' approval by way of Postal Ballot. The Buyback offer if approved by shareholders would comprise a purchase of 10,00,00,000 Equity Shares comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on standalone basis) at a price of 1,800/- per Equity Share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity Shares) of the Company as on the Record Date (to be determined by the Board/ Buyback Committee) on a proportionate basis through the "Tender offer" route. The Company has sent out a notice to its shareholders as of September 26, 2025 seeking the approval of the shareholders through Postal Ballot. The voting for this Postal Ballot is expected to end on November 4, 2025.

2. Information on dividends for the quarter and half-year ended September 30, 2025

The Board of Directors declared an interim dividend of 23/- per equity share. The record date for the payment is October 27, 2025.The interim dividend will be paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2025	2025	2024
Dividend per share (par value 5/- each)
Interim dividend	23.00	23.00	21.00

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2025	2025	2024
Revenue from operations	36,907	72,182	34,257
Profit before tax	10,469	19,130	9,407
Profit for the period	7,759	13,874	6,813

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 16, 2025	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident, and the United States H-1B visa program are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the outcome of pending litigation, the amount of any additional costs resulting directly or indirectly from the McCamish cybersecurity incident, the outcome of the government investigation, the timing, implementation, duration and effect of the September 19, 2025 proclamation signed by the president of the United States related to the H-1B visa program, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.